Exhibit 12.1

	Year Ended December 31,					Three Months Ended March 31,
	2002	2001	2000	1999	1998	2003	2002
	(dollars in thousands)
Net income (loss), before accrual of preferred interests	$(42,044)	$(263,196)	$(132,110)	$(62,677)	$1,618	$15,653	$(14,905)
Adjustments to net income (loss), before accrual of preferred interests for fixed charges:
Interest expense	180,465	188,609	113,054	51,235	5,862	46,292	44,586
Interest portion of rent expense	1,115	1,129	767	736	84	268	277
Amortization of financing costs	3,013	2,741	922	774	63	929	695

Total fixed charges	184,593	192,479	114,743	52,745	6,009	47,489	45,558

Earnings	$142,549	$(70,717)	$(17,367)	$(9,932)	$7,627	$63,142	$30,653

Ratio of earnings to total fixed charges	—	—	—	—	1.3x	1.3x	—